UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number:1-31349

THOMSON REUTERS CORPORATION

(Translation of registrant’s name into English)

19 Duncan Street

Toronto, Ontario M5H 3H1, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON REUTERS CORPORATION
(Registrant)

By:	/s/ Jennifer Ruddick

Name:	Jennifer Ruddick
Title:	Deputy Company Secretary

Date: March 5, 2026

EXHIBIT INDEX

Exhibit Number	Description

99.1	News release dated March 5, 2026 – Thomson Reuters Files 2025 Annual Report